TTBD, LLC

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Membership Interest	Accumulated Deficit	Total Equity
BALANCE — December 31, 2015	$224,000	$ (113,141)	$ 110,859
Net Income		84,399	84,399
BALANCE — December 31, 2016	$224,000	$ (28,742)	$ 195,258

See notes to financial statements.